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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                           -----------------------

                                   FORM 6-K

                           REPORT OF FOREIGN ISSUER
                   PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF MARCH 2002

                           ------------------------


                   MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                   MAXCOM TELECOMMUNICATIONS, S.A. OF C.V.
               (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                           ------------------------


                          MAGDALENA NO. 211, PISO 5
                              COLONIA DEL VALLE
                               MEXICO, DF 03100
            (ADDRESS OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                           ------------------------


             Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F __X__ Form 40-F ____
                                        -

                Indicate by check mark whether the registrant by
            furnishing the information contained in this Form is also
              thereby furnishing the information to the Commission
          pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes _____ No __X__
                                        -

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
                                12g3-2(b): ______





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                                    SIGNATURE
         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.


                                        MAXCOM TELECOMUNICACIONES, S.A. DE C.V.


                                        By: /s/Gonzalo Alarcon Iturbide
                                           --------------------------------
                                             Name: Gonzalo Alarcon Iturbide
                                             Title:   General Counsel


Date: